13D

CUSIP No. 543881106		Page 1 of 22 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Loral Space & Communications Inc.

(Name of Issuer)

Voting Common Stock, par value $0.01 per share

(Title of Class of Securities)

543881106

(CUSIP Number)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(972) 628-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 543881106	Page 2 of 22 Pages

1.	Name of reporting person Highland Capital Management Services, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 369,700
	9.	Sole dispositive power 0
	10.	Shared dispositive power 369,700
11.	Aggregate amount beneficially owned by each reporting person 369,700
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 1.7%
14.	Type of reporting person IV, CO

13D

CUSIP No. 543881106	Page 3 of 22 Pages

1.	Name of reporting person Highland Capital Management, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 1,650,900
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,650,900
11.	Aggregate amount beneficially owned by each reporting person 1,650,900
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 3.2%
14.	Type of reporting person IC, PN

13D

CUSIP No. 543881106	Page 4 of 22 Pages

1.	Name of reporting person Highland Select Equity Master Fund, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 964,500
	9.	Sole dispositive power 0
	10.	Shared dispositive power 964,500
11.	Aggregate amount beneficially owned by each reporting person 964,500
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.5%
14.	Type of reporting person IV, PN

13D

CUSIP No. 543881106	Page 5 of 22 Pages

1.	Name of reporting person Highland Select Equity Fund GP, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 964,500
	9.	Sole dispositive power 0
	10.	Shared dispositive power 964,500
11.	Aggregate amount beneficially owned by each reporting person 964,500
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.5%
14.	Type of reporting person IA, PN

13D

CUSIP No. 543881106	Page 6 of 22 Pages

1.	Name of reporting person Highland Select Equity GP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 964,500
	9.	Sole dispositive power 0
	10.	Shared dispositive power 964,500
11.	Aggregate amount beneficially owned by each reporting person 964,500
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.5%
14.	Type of reporting person IA, OO

13D

CUSIP No. 543881106	Page 7 of 22 Pages

1.	Name of reporting person Highland Global Allocation Fund
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 70,075
	8.	Shared voting power 0
	9.	Sole dispositive power 70,075
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 70,075
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.3%
14.	Type of reporting person IV, OO

13D

CUSIP No. 543881106	Page 8 of 22 Pages

1.	Name of reporting person Highland Capital Management Fund Advisors, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 70,075
	9.	Sole dispositive power 0
	10.	Shared dispositive power 70,075
11.	Aggregate amount beneficially owned by each reporting person 70,075
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.3%
14.	Type of reporting person IA, PN

13D

CUSIP No. 543881106	Page 9 of 22 Pages

1.	Name of reporting person Strand Advisors XVI, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 70,075
	9.	Sole dispositive power 0
	10.	Shared dispositive power 70,075
11.	Aggregate amount beneficially owned by each reporting person 70,075
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.3%
14.	Type of reporting person HC, CO

13D

CUSIP No. 543881106	Page 10 of 22 Pages

1.	Name of reporting person Strand Advisors, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 1,650,900
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,650,900
11.	Aggregate amount beneficially owned by each reporting person 1,650,900
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 7.7%
14.	Type of reporting person HC, CO

13D

CUSIP No. 543881106	Page 11 of 22 Pages

1.	Name of reporting person NexPoint Credit Strategies Fund
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 39,684
	8.	Shared voting power 0
	9.	Sole dispositive power 39,684
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 39,684
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person IV, OO

13D

CUSIP No. 543881106	Page 12 of 22 Pages

1.	Name of reporting person NexPoint Advisors, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 39,684
	9.	Sole dispositive power 0
	10.	Shared dispositive power 39,684
11.	Aggregate amount beneficially owned by each reporting person 39,684
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person IA, PN

13D

CUSIP No. 543881106	Page 13 of 22 Pages

1.	Name of reporting person NexPoint Advisors GP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 39,684
	9.	Sole dispositive power 0
	10.	Shared dispositive power 39,684
11.	Aggregate amount beneficially owned by each reporting person 39,684
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person HC, OO

13D

CUSIP No. 543881106	Page 14 of 22 Pages

1.	Name of reporting person James D. Dondero
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 2,130,359
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,130,359
11.	Aggregate amount beneficially owned by each reporting person 2,130,359
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.9%
14.	Type of reporting person HC, IN

13D

CUSIP No. 543881106		Page 15 of 22 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the voting common stock, par value $0.01 per share (the “Common Stock”), of Loral Space & Communications Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 888 Seventh Avenue, 40th Floor, New York, New York 10106.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of Highland Capital Management Services, Inc., a Delaware corporation (“Highland Services”), Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Highland Select Equity Master Fund, L.P., a Bermuda limited partnership (the “Master Fund”), Highland Select Equity Fund GP, L.P. (“Highland Select Fund GP”), Highland Select Equity GP, LLC (“Highland Select LLC”), Highland Global Allocation Funds, a series of Highland Funds II, a Massachusetts statutory trust (the “Global Allocation Fund”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“Highland Fund Advisors”), Strand Advisors XVI, Inc., a Delaware corporation (“Strand XVI”), Strand Advisors, Inc., a Delaware corporation (“Strand”), NexPoint Credit Strategies Fund, a Delaware statutory trust (the “Credit Fund”), NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint”), NexPoint Advisors GP, LLC, a Delaware limited liability company (“NexPoint GP”) and James D. Dondero (collectively, the “Reporting Persons”).

Certain of the Reporting Persons previously filed a Schedule 13G with the Securities and Exchange Commission (the “Commission”) on September 7, 2006. Certain of the Reporting Persons previously filed a Schedule 13D with the Commission on October 24, 2006, as amended by amendments filed with the Commission on October 25, 2006, November 17, 2006, March 15, 2007, March 28, 2007, February 5, 2008 and September 9, 2010. Certain of the Reporting Persons previously filed a Schedule 13G on October 2, 2012, as amended by amendments filed with the Commission on February 14, 2013 and February 14, 2014.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 to this Schedule 13D. The information required by general instruction C to Schedule 13D with respect to the executive officers, directors and other controlling persons of the Reporting Persons and other related persons (collectively, the “Covered Persons”) is set forth on Appendix I to this Schedule 13D and incorporated herein by reference.

Based on the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Schedule 13D shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The business address of each of the Reporting Persons is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(c) The principal business of each of Highland Services, the Master Fund, the Global Allocation Fund and the Credit Fund is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal business of each of Highland Capital, Highland Fund Advisors and NexPoint is to act as an investment advisor. The principal business of Highland Select Fund GP is to act as general partner to the Master Fund. The principal business of Strand XVI is to act as general partner to Highland Fund Advisors. The principal business of Strand is to act as the general partner to Highland Capital. The principal business of NexPoint GP is to act as general partner to NexPoint. The principal occupation of Mr. Dondero is acting as President of Strand.

(d) During the last five years, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e) During the last five years, none of the Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Covered Persons who is an individual is a citizen of the United States of America.

13D

CUSIP No. 543881106		Page 16 of 22 Pages

Item 3.	Source of Amount of Funds or Other Consideration.

The Reporting Persons have acquired an aggregate of 2,130,359 shares of Common Stock (the “Shares”), which are reported herein, for an aggregate purchase price of approximately $82,000,000 with a combination of funds from accounts which Mr. Dondero may be deemed to control. Purchases of securities are typically effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes in the ordinary course of business.

On August 4, 2014, the Reporting Persons sent a letter to the Board of Directors of the Issuer raising concerns about a proposed sale of the Issuer or its largest asset, Telesat Holdings, Inc. A copy of the notification letter delivered to the Issuer is filed as Exhibit 99.2 hereto and is incorporated herein by reference. Based on the letter, the Reporting Persons determined that it may be deemed to hold the securities with a purpose or effect of influencing the Issuer.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions, including the response of the Board of Directors to the letter described above: (a) purchase additional shares of Common Stock or other equity securities of the Issuer, warrants, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (b) sell all or a portion of the Shares, warrants, options or related derivatives now beneficially owned or hereafter acquired by them; or (c) consider and take such other actions as it deems to be in its interest and the interests of other stockholders of the Company from time to time.

Item 5.	Interest in Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Common Stock and the percentage of total outstanding Common Stock beneficially owned by the Reporting Persons is 2,130,359 shares of Common Stock, which consists of 1,470,359 shares of Common Stock and 6,600 options to purchase 660,000 shares of Common Stock. The 2,130,359 shares of Common Stock constitutes 9.9% of the outstanding Common Stock, calculated in accordance with Rule 13d-3 under the Act. References to percentage ownerships of Common Stock in this Schedule 13D are based upon 21,414,212 shares of Common Stock outstanding, which is the number of shares of Common Stock stated to be outstanding in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on May 12, 2014.

Highland Services is the beneficial owner of 369,700 shares of Common Stock, consisting of 237,700 shares of Common Stock and 1,320 options to purchase 132,000 shares of Common Stock, that is holds directly, which constitutes 1.7% of the outstanding shares of Common Stock.

Highland Capital may be deemed to be the beneficial owner of 1,650,900 shares of Common Stock, consisting of 158,400 shares of Common Stock and 5,280 options to purchase 528,000 shares of Common Stock, that it holds directly, and 964,500 shares of Common Stock that it holds indirectly, which constitutes 7.7% of the outstanding shares of Common Stock. Strand, as the general partner of Highland Capital, may be deemed the beneficial owner of the 1,650,900 shares of Common Stock beneficially held by Highland Capital.

13D

CUSIP No. 543881106		Page 17 of 22 Pages

The Master Fund is the beneficial owner of 964,500 shares of Common Stock that it holds directly, which constitutes 4.5% of the outstanding shares of Common Stock. Highland Select Fund GP, as the general partner to the Master Fund, Highland Select LLC, as the general partner of Highland Select Fund GP, and Highland Capital, as the sole member of Highland Select LLC may be deemed the beneficial owner of the 964,500 shares of Common Stock held by the Master Fund.

The Global Allocation Fund is the beneficial owner of 70,075 shares of Common Stock that it holds directly, which constitutes 0.3% of the outstanding shares of Common Stock. Highland Fund Advisors, as the investment advisor to the Global Allocation Fund, and Strand XVI as the general partner of Highland Fund Advisors, may be deemed the beneficial owner of the 70,075 shares of Common Stock held by the Global Allocation Fund.

The Credit Fund is the beneficial owner of 39,684 shares of Common Stock that it holds directly, which constitutes 0.2% of the outstanding shares of Common Stock. NexPoint, as the investment advisor to the Credit Fund and NexPoint GP, as the general partner of NexPoint, may be deemed the beneficial owner of the 39,684 shares of Common Stock held by the Credit Fund.

Mr. Dondero, as the President of Highland Services and Strand, as the sole director of Strand XVI, and as the sole member of NexPoint GP, may be deemed to be the beneficial owner of the aggregate 2,130,359 shares of Common Stock held by these entities, which constitutes 9.9% of the outstanding shares of Common Stock.

The filing of this Schedule 13D shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

(b)

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Capital Management Services, Inc.	—	369,700	—	369,700
Highland Capital Management, L.P.	—	1,650,900	—	1,650,900
Highland Select Equity Master Fund, L.P.	—	964,500	—	964,500
Highland Select Equity Fund GP, L.P.	—	964,500	—	964,500
Highland Select Equity GP, LLC	—	964,500	—	964,500
Highland Global Allocation Fund	70,075	—	70,075	—
Highland Capital Management Fund Advisors, L.P.	—	70,075	—	70,075
Strand Advisors XVI, Inc.	—	70,075	—	70,075
Strand Advisors, Inc.	—	1,650,900	—	1,650,900
NexPoint Credit Strategies Fund	39,684	—	39,684	—
NexPoint Advisors, L.P.	—	39,684	—	39,684
NexPoint Advisors GP, LLC	—	39,684	—	39,684
James D. Dondero	—	2,130,359	—	2,130,359

(c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Persons or, to the knowledge of the Reporting Persons, any of Covered Persons.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

13D

CUSIP No. 543881106		Page 18 of 22 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement

99.2	Letter to Board of Directors of Loral Space & Communications Inc.

13D

CUSIP No. 543881106		Page 19 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2014

HIGHLAND CAPITAL MANAGEMENT SERVICES, INC.

By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	President

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	President

HIGHLAND SELECT EQUITY MASTER FUND, L.P.

By:	Highland Select Equity Fund GP, L.P., its general partner

By:	Highland Select Equity GP, LLC., its general partner

By:	Highland Capital Management, L.P., its sole member

By:	Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	President

13D

CUSIP No. 543881106		Page 20 of 22 Pages

HIGHLAND SELECT EQUITY FUND GP, L.P.

By:	Highland Select Equity GP, LLC., its general partner

By:	Highland Capital Management, L.P., its sole member

By:	Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	President

HIGHLAND SELECT EQUITY GP, LLC

By:	Highland Capital Management, L.P., its sole member

By:	Strand Advisors, Inc., its general partner

By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	President

HIGHLAND FUNDS II, on behalf of HIGHLAND GLOBAL ALLOCATION FUND

By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	Treasurer

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By:	Strand Advisors XVI, Inc., its general partner

By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	Assistant Secretary

STRAND ADVISORS XVI, INC.

By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	Assistant Secretary

13D

CUSIP No. 543881106		Page 21 of 22 Pages

STRAND ADVISORS, INC.

By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	President

NEXPOINT CREDIT STRATEGIES FUND

By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	Authorized Signatory

NEXPOINT ADVISORS, L.P.

By:	NexPoint Advisors, GP, LLC, its general partner

By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	Secretary

NEXPOINT ADVISORS GP, LLC

By:	/s/ Brian Mitts
	Name:	Brian Mitts
	Title:	Secretary

/s/ James D. Dondero
James D. Dondero

13D

CUSIP No. 543881106		Page 22 of 22 Pages

APPENDIX I

Information Required By Instruction C to Schedule 13D

The name of each director and executive officer of Strand is provided below. Strand is the sole general partner of Highland Capital. Unless otherwise indicated, the business address of each person named below is 300 Crescent Court, Suite 700, Dallas, Texas 75201. Each person named below is a citizen of the United States of America. The present principal occupation or employment of each person named below, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is provided below.

Name	Present Principal Occupation or Employment and Business Address (if applicable)
Strand Advisors, Inc.
James D. Dondero	Director, President
Mark K. Okada	Executive Vice President
Lane Britain	Executive Vice President
Scott Ellington	Secretary
Josh Terry	Assistant Secretary
Frank Waterhouse	Treasurer
Strand Advisors XVI, Inc.
James D. Dondero	Director
Brad Ross	President
Ethan Powell	Secretary
Brian Mitts	Assistant Secretary
Frank Waterhouse	Treasurer
Highland Capital Management Services, Inc.
James D. Dondero	Director, President
Mark K. Okada	Director, Executive Vice President
Lane Britain	Executive Vice President
Scott Ellington	Secretary
Josh Terry	Assistant Secretary
Frank Waterhouse	Treasurer